82-1571

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 23 JUNE 2005, PURSUANT TO PART VI OF THE ACT, FROM MFS INVESTMENT MANAGEMENT ("MFS") THAT ON 10 JUNE 2005 MFS HAD THROUGH MFS, MFS INSTITUTIONAL ADVISORS INC AND MFS INSTITUTIONAL LTD A NOTIFIABLE INTEREST IN RESPECT OF 48,524,463 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTEREST REPRESENTED 3.03% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.




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